RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TOTAL VOTING RIGHTS

London, United Kingdom, 28 February 2007 - Randgold Resources Limited (LSE:RRS) (NASDAQ:GOLD) (‘‘Randgold Resources’’ or the ‘‘Company’’) announces that, in accordance with FSA’s Disclosure and Transparency Rules, its issued share capital consists of 68 849 367 (sixty eight million eight hundred and forty nine thousand three hundred and sixty seven) issued ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 7 704 (seven thousand seven hundred and four) issued ordinary shares in Treasury. Therefore, the total number of voting rights in the Company is 68 849 367 (sixty eight million eight hundred and forty nine thousand three hundred and sixty seven).

The above figure can be used by shareholder (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow, +44 779 775 2288, +223 675 0122

Financial Director - Roger Williams, +44 791 709 8939, +223 675 0109

Investor & Media Relations - Kathy du Plessis, +27 11 728 4701, Fax: +27 11 728 2547, Cell: +27 83 266 5847,

Email: randgoldresources@dpapr.com

Website: http://www.randgoldresources.com